FORM C OFFERING STATEMENT

Offering Statement of Wysera Inc.

1. Issuer Information

Item	Response
Name of issuer	Wysera Inc.
Legal status	Corporation
Jurisdiction of incorporation	Delaware
Date of organization	May 27, 2026 (per Certificate of Incorporation, filed with the Delaware Secretary of State at 1:49 PM on 05/27/2026, File No. 10638867)
Physical address	8 The Green, Suite A, Dover, Delaware 19901, USA
Website	https://wysera.ai
Co-issuer	No
SEC CIK number	0002145646
Crowdfunding vehicle / SPV / other co-issuer	No

Eligibility certification: The issuer certifies that it is organized under Delaware law, is not subject to Exchange Act Section 13 or 15(d) reporting, is not an investment company, is not disqualified under Rule 503(a), has no prior Regulation Crowdfunding annual reports outstanding (first-time issuer), and is not a development-stage shell with no specific business plan.

Prior noncompliance with Rule 202 ongoing reporting: No.

Directors

Girish Kotte — Sole Director. Dates of board service: since inception (May 27, 2026) through present.

Principal occupation: Founder, Chief Executive Officer, and Chief Technology Officer of Wysera Inc.

Business experience — past three years:

Employer	Title	Dates	Responsibilities
QliqSOFT, Inc.	AI Growth Marketing Architect	Apr. 2026 – Present	Leads full-funnel demand, revenue, and retention for B2B SaaS and healthcare technology.
QliqSOFT, Inc.	AI & DevOps Architect	Jan. 2025 – Apr. 2026	Led AI, cloud, DevOps, infrastructure modernization, automation, and secure healthcare architecture.
QliqSOFT, Inc.	Engineering Lead	Jun. 2024 – Jan. 2025	Led engineering delivery for healthcare digital-engagement products.
Wysera Inc.	Founder, CEO and CTO	Jun. 2026 – Present	Leads strategy, product architecture, technology, operations, and commercialization.
Startups.com	AI Advisor	May 2025 – May 2026	Advised founders on AI strategy, implementation, automation, and operating efficiency.
Traderhub Ninja	Founder & CTO	Jul. 2024 – Jul. 2026	Led product and technology strategy for a trading analytics platform.

Asset Panda	Engineering Lead	Jan. 2021 – Jun. 2024	Led backend and full-stack engineering, architecture, and product delivery for an asset-management platform.

Officers

Girish Kotte — Founder, Chief Executive Officer, and Chief Technology Officer. Dates of service: June 2026 – present.

Principal Security Holders

Name of Holder	No. and Class of Securities	% of Voting Power Prior to Offering
Girish Kotte	10,000,000 shares of Common Stock, par value $0.00001 per share	100%

Girish Kotte directly beneficially owns 100% of Wysera Inc.'s issued and outstanding voting Common Stock. No other person or entity owns 20% or more.

2. Offering Information

Type of security offered: Simple Agreement for Future Equity (SAFE) — Post-Money valuation cap of $25,000,000, no discount.

Minimum target offering amount: $50,000.

Maximum offering amount: $1,235,000.

Contingency date to reach minimum target offering amount: February 10, 2027

Over subscriptions are accepted on a pro-rata basis up to the maximum offering amount.

Name of intermediary: FundingHope LLC

Intermediary CIK: 0001940213

Intermediary SEC file number: 007-00380

Intermediary CRD number: 324064

Compensation to intermediary: 4% of the amount raised, plus pass-through fees for transactions, transaction processing, and escrow management. The issuer has paid a $1,995 non-refundable fee in advance of this offering for escrow set-up, required background checks, and onboarding assistance.

Intermediary interest in issuer: FundingHope holds no direct or indirect interest in the issuer and has no arrangement to acquire such an interest.

Testing the waters materials disclosure under Rule 241 or Rule 206: No, Wysera, Inc. did not use any written communications or public advertising before filing Form C.

Investor cancellation rights: Investors may cancel an investment commitment at any time until 48 hours before the offering deadline. If the target offering amount is met before the deadline, the issuer may close the offering early but must provide investors at least five business days' notice. If the issuer makes a material change to the offering, investors must reconfirm their investment or their commitment will be cancelled and funds returned.

Upon the successful completion of this offering on FundingHope, investors' securities will be recorded in book-entry form. The issuer will maintain a record of securities ownership, and no physical stock certificates will be issued. Ownership details will be provided to investors through FundingHope and our designated transfer agent.

3. Use of Proceeds

Category	If Target Offering Amount ($50,000)	If Maximum Offering Amount ($1,235,000)
Platform Fees 4%	$2,000	$49,400
Net Proceeds	**$48,000**	
Product Development and Engineering	$24,000	$580,000
Sales and Marketing	$20,000	$500,000
Operations, Offering Expenses, and Working Capital	$4,000	$105,600
Total Net Proceeds	**$48,000**	**$1,185,600**

The operations category includes legal, accounting, FundingHope and offering-related costs, regulatory compliance, insurance, customer support, administrative expenses, and general working capital. Wysera intends to accept investments above the Target Offering Amount up to the Maximum Offering Amount, with additional proceeds allocated generally in accordance with the Maximum Offering Amount column. Management may adjust allocations among the disclosed categories based on product requirements, customer demand, timing of expenditures, and operating conditions. Any material change in the intended use of proceeds will be disclosed as required.

4. Ownership and Capital Structure

Terms of the Securities Being Offered

Wysera Inc. is offering a Post-Money Simple Agreement for Future Equity (SAFE) with a $25,000,000 post-money valuation cap and no discount. The SAFE is not Common Stock or a debt instrument, does not bear interest, and has no maturity date. Investors will not receive shares immediately. The SAFE may convert into equity upon a future equity financing and will be treated in connection with any liquidity or dissolution event as provided in the SAFE Agreement. The final executed SAFE Agreement controls all conversion and payment terms.

The securities offered are Simple Agreements for Future Equity (SAFEs), which are sold at the dollar amount invested rather than a per-unit purchase price. There is no fixed price per security.

Because the SAFE has no fixed price per unit, the offering is denominated in dollars rather than a number of securities, with a Target Offering Amount of $50,000 and a Maximum Offering Amount of $1,235,000. The number of shares issuable upon conversion of each SAFE will be determined at the time of a triggering event in accordance with the SAFE Agreement, based on the $25,000,000 post-money valuation cap and the Company's capitalization at conversion.

Voting Rights

No. The securities offered do not have voting rights.

Founder retain all-voting shares. The principal shareholder, who currently own **100% of voting shares**, has the ability to approve or block certain company actions, such as issuing new shares, approving mergers, or electing board members. This means that smaller shareholders, including those purchasing through this offering, may have limited influence over major company decisions

Modification of Terms

The Company cannot unilaterally change an investor's SAFE after it has been issued. Before the offering closes, the offering terms may be changed through a Form C/A amendment and the procedures required by Regulation Crowdfunding. If a change is material, existing investors will be required to reconfirm their investment commitments or their commitments will be cancelled and their funds returned. After issuance, a SAFE may be amended only in accordance with the amendment provisions contained in the SAFE Agreement and applicable law.

Transfer Restrictions

Standard Regulation Crowdfunding one-year transfer restriction language applies (transfers permitted to the issuer, to an accredited investor, as part of an SEC-registered offering, or to family members/trusts as defined in Rule 501).

Other Outstanding Securities

Class	Authorized	Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000 shares	10,000,000 shares	Yes — one vote per share	None disclosed

No preferred stock, debt securities, warrants, or options are outstanding.

Dilution

Yes. The Company may issue additional securities in the future to raise capital, convert this SAFE or other convertible securities, compensate employees or advisors, create an equity incentive plan, complete acquisitions, or establish strategic partnerships. These issuances may reduce the percentage ownership and voting power of existing and future stockholders and may reduce the economic value of securities issued upon conversion of the SAFE. Because all currently authorized Common Stock is expected to be issued to the founder, the Company will need to amend its Certificate of Incorporation to authorize additional shares before issuing conversion shares or other future equity.

Differences from Existing Securities

The Company's existing security is Common Stock, which currently has voting rights and represents present equity ownership. The security offered in this Regulation Crowdfunding offering is a SAFE, which does not represent current stock ownership, does not provide voting rights, dividends, interest, or a maturity date, and may convert into equity only upon the events described in the SAFE Agreement. The number and class of shares received upon conversion may differ from the Company's currently outstanding Common Stock.

Principal Shareholder Rights

Girish Kotte directly owns 100% of the Company's outstanding voting Common Stock and serves as its sole director, Founder, Chief Executive Officer, and Chief Technology Officer. He does not hold separate conversion, liquidation, or preferred-stock rights; however, his ownership gives him control over the election of directors and significant corporate matters requiring stockholder approval. SAFE investors will not have voting rights before conversion and will generally have no ability to prevent or influence decisions made by the founder, board, or Company, except for any contractual protections expressly contained in the SAFE.

Valuation

The SAFE is offered with a $25,000,000 post-money valuation cap and no discount. The valuation cap is a financing term used to determine the potential conversion price of the SAFE; it is not an independent appraisal or guarantee that Wysera is currently worth $25,000,000. Management and the board determined the cap after considering the Company's early operating stage, initial revenue and customer traction, product development, target market, anticipated growth requirements, business model, and financing objectives. No independent valuation report was obtained. A future valuation may be negotiated with investors during a priced equity financing and may consider

revenue, growth rate, customer retention, product development, intellectual property, market conditions, financing demand, competitive position, and other relevant factors, and may be higher or lower than the SAFE valuation cap.

Minority Ownership Risk

SAFE purchasers will not be stockholders and will not have voting rights before conversion. If the SAFE converts, investors are expected to hold a minority ownership position and may have limited or no ability to influence management, elect directors, approve financing transactions, or control other corporate decisions. Girish Kotte currently controls 100% of the Company's voting power. Future financings and other securities issuances may further dilute investors' ownership, and future preferred securities may carry economic and voting rights superior to Common Stock or SAFE-conversion shares.

Corporate Action Risks

Corporate actions may materially affect SAFE investors and any securities they receive upon conversion, including: future financings or additional securities issuances that dilute ownership; creation of an employee option pool or issuance of equity to employees, advisors, or strategic partners; amendment of the Certificate of Incorporation to increase authorized shares or create preferred stock; stock splits, recapitalizations, repurchases, or changes in capital structure; a merger, sale of the Company, or sale of substantially all Company assets, which may result in a return lower than the investor's original investment; and related-party transactions involving the founder, officers, directors, or affiliated entities that may create actual or perceived conflicts of interest. Treatment of the SAFE in a financing, liquidity event, or dissolution will be governed by the final SAFE Agreement.

Indebtedness

None. The Company has no outstanding loans, credit lines, or debt obligations.

5. Risk Factors

Investing in the securities offered by Wysera Inc. involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all other information in the Company's Form C, before making an investment decision. The risks and uncertainties described below are not the only risks the Company faces. Additional risks that are presently unknown or that the Company currently considers immaterial may also impair its business.

Early Stage of Operations. Wysera was formed and launched recently and has a limited operating history. The Company's customer activity, revenue, product performance, and operating results reflect only a short period of operations and may not be indicative of future results.

Limited Revenue and Customer Base. Wysera currently has a small number of paying customers and a modest amount of recurring revenue. There is no assurance the Company will grow its customer base, retain existing customers, or convert pilot customers and sales prospects into paying customers.

Limited Market Acceptance. Wysera is new to the market, and customers may not adopt the platform at a rate sufficient to support the Company's business.

Dependence on Key Personnel. Wysera's business depends substantially on its founder and Chief Executive Officer and a small founding and development team. The loss or reduced availability of any key team member could materially harm the Company.

Founder's Other Professional Commitments. The founder and Chief Executive Officer has other professional, advisory, and entrepreneurial commitments that may compete with Wysera for his time and attention.

Highly Competitive Market. Wysera competes with larger and better-capitalized companies, including providers such as HubSpot, Salesforce, Apollo, Mailchimp, and Zapier, as well as numerous specialized and emerging AI software companies.

Rapidly Evolving Technology and AI Landscape. Wysera's platform relies on artificial-intelligence technology that is evolving rapidly, which could reduce demand for the platform or require substantial additional development.

Reliance on Third-Party Technology and Infrastructure. Wysera relies on third-party AI models, cloud-hosting services, communication systems, APIs, payment services, and other technology providers.

Offshore Development Team and Contractor Risks. Wysera uses an offshore development team or contractors, which may create coordination, confidentiality, and IP-assignment risks.

Product Development and Software Performance Risks. The Company's products may contain defects, security vulnerabilities, inaccurate outputs, or other errors.

Artificial-Intelligence Output Risks. AI-generated content, recommendations, or automated actions may be inaccurate, incomplete, biased, inappropriate, or inconsistent.

Data Security and Privacy Risks. A data breach, cyberattack, unauthorized access, or misuse of customer information could interrupt operations and expose the Company to liability.

Customers in Regulated Industries. Wysera may target or serve customers in healthcare and other regulated industries, subjecting the Company to additional contractual, privacy, and regulatory requirements.

Limited Intellectual-Property Protection. Wysera may have limited patent, trademark, copyright, or other formal IP protection.

Module-Based Subscription Pricing Risks. Wysera's subscription model is based primarily on selected modules rather than number of users, which may limit revenue growth relative to cost growth.

Use of Proceeds and Path to Profitability. There is no assurance that offering proceeds will produce customer growth, recurring revenue, positive cash flow, or profitability.

Need for Additional Capital. The proceeds of this offering may not be sufficient to fund all planned activities, and additional capital may not be available on acceptable terms.

This Offering Is Made Through a SAFE. Investors are purchasing a Simple Agreement for Future Equity, not shares of stock or a debt instrument, and may never receive equity or repayment.

Dilution. If the SAFE converts, the equity ultimately received by investors may be diluted by future financings, other convertible securities, or equity plans.

Founder Control. The founder owns, or is expected to own, all of the Company's outstanding voting common stock and serves as the Company's sole director.

Authorized Share Availability. All of the Company's currently authorized common shares are issued to the founder; the Company would need to amend its Certificate of Incorporation to authorize additional shares before SAFE conversion.

Illiquidity and Transfer Restrictions. There is no public market for Wysera's securities, and securities sold are subject to one-year transfer restrictions.

Economic and Market Conditions. Adverse economic or market conditions could reduce demand for Wysera's products or make fundraising more difficult.

Regulatory and Compliance Risks. Wysera is or may become subject to laws involving privacy, data protection, cybersecurity, AI, employment, taxation, and securities.

Unforeseen Challenges and Business Execution Risks. Operational delays, disputes, technology failures, or other unforeseen circumstances could prevent the Company from executing its strategy.

Risk of Total Loss. Wysera may never become profitable or generate any return for SAFE investors; investors should be able to bear the loss of their entire investment.

6. Business Description

Company Overview

Wysera Inc. is an early-stage software company developing an integrated artificial-intelligence platform for sales, marketing, customer relationship management, and business operations, intended to consolidate the multiple

disconnected tools many startups and small and midsized businesses currently rely on into one connected, AI-assisted system.

Current Product Areas

- Marketing and Content Management — AI-assisted content planning, creation, SEO, social publishing, campaign management, and brand consistency.
- Customer Relationship Management — management of prospects, customers, pipelines, follow-up activity, and communications.
- Sales and Marketing Automation — automated and AI-assisted prospecting, follow-ups, email, engagement, and reporting.
- Business Operations — scheduling, task management, agreements, onboarding, and operational reporting.
- AI Agent and Automation Layer — AI agents assisting with content, communications, follow-up, workflow execution, and data organization, with human review and approval controls maintained for significant customer-facing actions.

Industry, Market, and Competitive Position

Wysera operates within the CRM, marketing automation, sales technology, workflow automation, content technology, and AI business-software industries, initially targeting startups and small and midsized businesses, professional-services firms, marketing and sales agencies, technology companies, and healthcare-related businesses seeking to consolidate multiple software subscriptions. Management believes many such businesses spend approximately $500 to $5,000 per month across separate tools; actual spending varies by company. Wysera competes with established CRM, marketing-automation, and AI-content providers, many of which have substantially greater resources, larger teams, longer operating histories, and stronger brand recognition. Management believes Wysera's intended differentiation is combining CRM, marketing, content, engagement, workflow automation, and AI-assisted operations within a single connected platform.

Business Model

Wysera operates primarily as a business-to-business SaaS company, expecting to generate revenue from monthly and annual subscriptions for individual products and bundled platform access, with potential additional revenue from implementation/onboarding services, custom integrations, reseller/referral arrangements, strategic partnerships, white-label arrangements, and professional/technical services.

Current Operations and Traction

As of July 2026, management reports five paying customers, ten pilot customers, approximately 25 prospective businesses in its active sales pipeline, and approximately $2,000 in monthly recurring revenue during its first month following launch. The Company notes that pilot customers are not guaranteed to convert to paying customers, pipeline businesses have not necessarily entered into contracts, and existing customers may reduce, delay, or discontinue subscriptions.

Anticipated Business Plan

Subject to available capital, customer demand, and the Company's ability to recruit qualified personnel, Wysera intends over the next 12 to 24 months to: (1) expand product development across CRM, marketing, prospecting, content, workflow, and AI-agent capabilities, and strengthen security, reliability, and administrative controls; (2) expand integrations with email/calendar, social media, communications, payment, support, accounting, and data/prospecting platforms; (3) acquire customers through founder-led sales, product demonstrations, digital and content marketing, SEO, referrals, partnerships, agencies/resellers, direct outreach, pilot programs, and industry events; (4) recruit employees and contractors across engineering, AI, product, UX, sales, marketing, onboarding, customer success, support, security, and finance/compliance as financing and revenue permit; and (5) develop

enterprise and partnership functionality, including advanced administration, SSO, enhanced security, larger customer databases, customized workflows, data governance, service-level commitments, and white-label/partner deployments.

Use of Investment Funds (Narrative)

Proceeds are expected to support product and software development, AI and cloud infrastructure, information security, sales and marketing, customer onboarding and support, hiring, third-party integrations, legal/accounting/compliance and offering expenses, and general working capital, with the detailed allocation provided in the Use of Proceeds section above.

Business Plan Risks and Uncertainties

Execution of Wysera's business plan will depend on its ability to develop and maintain reliable software; protect customer and company information; attract and retain paying customers; convert pilot customers and sales opportunities into recurring revenue; control AI, cloud, and infrastructure expenses; recruit and retain qualified personnel and contractors; maintain access to third-party systems and integrations; comply with applicable privacy, data-security, marketing, IP, and securities laws; compete with established and emerging software providers; and obtain sufficient financing and effectively manage available capital. There is no assurance the Company will complete all planned functionality, acquire customers at the anticipated rate, maintain its current customers, achieve its anticipated pricing, generate positive cash flow, become profitable, or successfully execute its business plan.

7. Related Party Transactions

Prior Exempt Offerings (Item 25)

Wysera Inc. issued 10,000,000 shares of Common Stock, par value $0.00001 per share, to Girish Kotte, the Company's Founder, Chief Executive Officer, Chief Technology Officer, sole director, and sole stockholder. The issuance was a private founder issuance without general solicitation, representing 100% of the Company's issued and outstanding voting Common Stock. No other exempt securities offerings were conducted during the preceding three years.

Related Party Transactions

Other than the initial issuance of Common Stock to Girish Kotte as the Company's Founder and sole stockholder, Wysera Inc. has not entered into any material transactions involving its directors, officers, major stockholders, promoters, or their immediate family members. Mr. Kotte has provided uncompensated founder, software-development, and business-development services, for which no compensation, payable, or other liability has been recorded.

Founder funding: the Company's financial statements reflect $1,113.47 in founder funding recorded as equity (a capital contribution by Girish Kotte). Per issuer confirmation, this is included here as a related-party transaction.

8. Financial Condition

Operating history: Wysera Inc. was incorporated in Delaware on May 27, 2026, and began operating in June 2026. The Company has developed and launched an initial version of its AI-assisted software platform, begun onboarding customers, generated initial software subscription revenue, and incurred product-development, sales, marketing, and operating expenses. Because the Company has operated only for a short period, its historical results may not be representative of future performance.

Financial condition narrative: Wysera Inc. is an early-stage company with a limited operating history. Its CPA-reviewed financial statements cover the period from inception (May 27, 2026) through July 29, 2026. During that

period, the Company reported software subscription revenue of $18,538.96, operating expenses of $13,249.91, and net income of $5,289.05. As of July 29, 2026, the Company reported cash and total assets of $6,402.52, no liabilities, and total stockholders' equity of $6,402.52. Cash provided by operating activities was $5,289.05, and founder financing provided $1,113.47. The Company's operating history is brief, and these results should not be considered indicative of future revenue, profitability, or cash flow.

Wysera has limited liquidity and expects to incur additional costs for product development, AI and cloud infrastructure, sales and marketing, customer onboarding, security, compliance, hiring, and general operations. Proceeds from this offering are intended to increase the Company's available liquidity and support product development and engineering, sales and marketing, operations, offering expenses, compliance, and working capital. If the Company raises only the Target Offering Amount, it will prioritize immediate operating and product-development requirements; if it raises additional proceeds up to the Maximum Offering Amount, it intends to expand these activities. The Company may require additional financing after this offering, and there is no assurance it will generate sufficient revenue, achieve or maintain profitability, or obtain future financing on acceptable terms.

9. Financial Statements

Aggregate Offering Amount for purposes of financial statement disclosures is the Maximum Offering Amount of $1,235,000. Because Wysera has not previously sold securities in reliance on Regulation Crowdfunding and is offering more than $618,000 but not more than $1,235,000, reviewed financial statements (rather than audited) satisfy the Item 29 requirement, provided the review report contains no modifications.

Financial statements to be attached as exhibits: Balance Sheet (as of July 29, 2026), Statement of Income/Profit and Loss (May 27–July 29, 2026), Statement of Cash Flows (May 27–July 29, 2026), and the Independent Accountant's Review Report of Dat Ngo, CPA, dated July 29, 2026.

10. Exhibits and Remaining Items

Exhibits Attached

- Certificate of Incorporation (Wysera Inc., filed May 27, 2026)
- Balance Sheet, Profit and Loss Statement, and Statement of Cash Flows (May 27–July 29, 2026)
- Independent Accountant's Review Report (Dat Ngo, CPA, dated July 29, 2026)
- Form of SAFE Agreement

Bad Actor / Disqualification Disclosure

Neither the issuer, nor any predecessor or affiliated issuer of the issuer, nor any director, officer, general partner, or managing member of the issuer, nor any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, nor any promoter connected with the issuer in any capacity at the time of this offering, nor any person that has been or will be paid, directly or indirectly, remuneration for solicitation of purchasers in connection with this offering, including FundingHope LLC and any general partner, director, officer, or managing member of any such solicitor, is subject to any of the disqualifying events described in Rule 503(a) of Regulation Crowdfunding. Specifically, no such person:

- has been convicted, within the past five years (in the case of the issuer, its predecessors, and affiliated issuers) or ten years (in the case of all other covered persons) before the filing of this offering statement, of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities;

- is subject to any order, judgment, or decree of any court of competent jurisdiction, entered within the past five years, that restrains or enjoins such person from engaging in any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities;
- is subject to a final order of a state securities commission, a state authority that supervises or examines banks, savings associations, or credit unions, a state insurance commission, an appropriate federal banking agency, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars such person from association with a regulated entity, from engaging in the business of securities, insurance, or banking, or from engaging in savings association or credit union activities, or that constitutes a final order based on a violation of any law or regulation prohibiting fraudulent, manipulative, or deceptive conduct entered within the past ten years;
- is subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser, or funding portal, that places limitations on such person's activities, functions, or operations, or that bars such person from association with any entity or from participating in the offering of any penny stock;
- is subject to any order of the Commission entered within the past five years that orders such person to cease and desist from committing or causing a violation or future violation of any scienter-based anti-fraud provision of the federal securities laws or of Section 5 of the Securities Act;
- is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission constituting conduct inconsistent with just and equitable principles of trade;
- has filed, or been named as an underwriter in, any registration statement or Regulation A offering statement that was, within the past five years, the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is the subject of a pending investigation or proceeding to determine whether such an order should be issued; or
- is subject to a United States Postal Service false representation order entered within the past five years, or is subject, as of the date of this filing, to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Based on the foregoing, no disqualifying event under Rule 503(a) of Regulation Crowdfunding applies to the issuer or to any of the persons described above.

Ongoing Reporting

Upon successful completion of the offering, the issuer will file an annual report with the Commission and post it on its website no later than 120 days after the end of each fiscal year covered by the report. The fiscal year end date for Wysera, Inc. is December 31. The annual report will be made available on the issuer’s website, currently Wysera.ai.

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is WYSERA INC .

2. The Registered Office of the corporation in the State of Delaware is located at 8 THE GREEN A (street), in the City of DOVER , County of Kent Zip Code 19901 . The name of the Registered Agent at such address upon whom process against this corporation may be served is A REGISTERED AGENT INC .

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 10000000 shares (number of authorized shares) with a par value of $ 0.00001 per share.

5. The name and mailing address of the incorporator are as follows:

Name SRINIVAS THOUTA
Mailing Address 2550 E STATE HWY 121 BLDG 4
LEWISVILLE TX Zip Code 75056

By: ______________________
Incorporator

Name: SRINIVAS THOUTA
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:49 PM 05/27/2026
FILED 01:49 PM 05/27/2026
SR 20262971638 - File Number 10638867

Dat Ngo,CPA

1338 Wayne Street
Easton, PA 18045
908-283-0456
Dat_Ngo@outlook.com

Independent Accountant's Review Report

To Management
Wysera Inc.
8 The Green, Suite A
Dover, DE 19901

I have reviewed the accompanying financial statements of **Wysera Inc.** (the "Company"), which comprise the balance sheet as of **July 29, 2026**, and the related statements of income, changes in equity, and cash flows for the period **from inception through July 29, 2026** and the related notes to the financial statements. A review includes primarily applying analytical procedures to financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion:

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Dat Ngo

Dat Ngo, CPA
July 29, 2026

Wysera inc.

Balance Sheet

As of Jul 29, 2026

	Total
Assets	
Current Assets	
Bank Accounts	
Novo Checking XXXX0358	6,402.52
Total for Bank Accounts	**$6,402.52**
Total for Current Assets	**$6,402.52**
Total for Assets	**$6,402.52**
Liabilities and Equity	
Liabilities	
Total for Liabilities	
Equity	
Founder Funding	1,113.47
Retained Earnings	
Net Income	5,289.05
Total for Equity	**$6,402.52**
Total for Liabilities and Equity	**$6,402.52**

Wysera inc.

Profit and Loss

January 1-July 29, 2026

	Total
Income	
Software Subscription Revenue	23,538.96
Total for Income	**$23,538.96**
Gross Profit	**$23,538.96**
Expenses	
Office expenses	18,249.91
Total for Expenses	**$18,249.91**
Net Operating Income	**$5,289.05**
Net Income	**$5,289.05**

Wysera inc.

Statement of Cash Flows

January 1-July 29, 2026

Account Name	Total
OPERATING ACTIVITIES	
Net Income	5,289.05
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$5,289.05**
FINANCING ACTIVITIES	
Founder Funding	1,113.47
Net cash provided by financing activities	**$1,113.47**
NET CASH INCREASE FOR PERIOD	$6,402.52
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	$6,402.52

POST-MONEY VALUATION CAP

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

WYSERA, INC.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by ___________________(the "**Investor**") of $____________ (the "**Purchase Amount**") on or about ___________, **WYSERA, INC**, a Delaware corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $25,000,000.00 (Twenty-five million United States dollars.) See **Section 2** for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the

Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences, seniority, liquidation multiple and restrictions as the shares

of Standard Preferred Stock, except that any price-based preferences (such as the per share liquidation amount, initial conversion price and per share dividend amount) will be based on the Safe Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"S**tandard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. ***Company Representations***

(a) The Company is a **corporation** duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not

as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Whether as an accredited investor or an unaccredited investor, the Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the

parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

WYSERA, INC.

By:______________________________

Girish Kotte
CEO

INVESTOR:

By: ______________________________________

Name:_____________________________________

Title:_____________________________________

Address:__________________________________

____

Email:____________________________